UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

ASSAÍ
ATACADISTA

# FIRST QUARTER 2021
# EARNINGS RELEASE

ASSAÍ
ATACADISTA

São Paulo, May 4, 2021 - Assaí Atacadista announces its results for the 1st quarter of 2021. The numbers presented and commented in this earnings release reflect the pure cash & carry business, except where otherwise indicated. All comments related to adjusted EBITDA are excluding the non-recurring effects in the periods. Moreover, the results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases, except where otherwise indicated.

2

SALES PERFORMANCE

+50%
+21%
+11.4% LfL(1)
6,908
8,551
10,355
1Q19
1Q20
1Q21

(1) Excluding -2.2% of calendar effect

In the quarter, total sales reached R$ 10.4 billion, growing 21.1%, which represents important market share gains considering total stores and same stores. This sales performance results in a 49.9% growth from the same period in 2019.

Same-store sales grew 11.4% in the quarter, reflecting the strong resilience of the business model and the capacity to rapidly adapt to a challenging scenario resulting from the worsening pandemic during which most of our stores faced restrictions on customer traffic and business hours, including closure of some stores during the weekends. This result was also affected by the strong comparison base of 1Q20, when we did not have the negative impacts of the pandemic and the food processors (restaurants, bars, hotels) and users (schools, churches, associations), which account for a sizeable share of our client base, functioned normally. Moreover, 1Q20 was positively impacted by the strong buildup of inventories in the second half of March.

3

The sales growth was also fueled by the inauguration of 18 stores in the last 12 months, reflecting the successful expansion marked by the rapid maturation of stores, continued growth in the share of end customers and inflation. Our expansion plan remains on course, with 25 to 28 store openings expected this year.

Continuation of sales growth above 21% in 1Q21, reflecting the successful organic expansion and the consistency of same store sales despite a challenging scenario

OPERATING RESULT

For the third straight quarter, Assaí’s gross revenue surpassed R$ 10 billion, growing strongly by 21.1%, adding up R$ 1.8 billion, reflecting the solid same-store performance, despite the challenging scenario and the strong comparison base of 1Q20, as well as the excellent performance by the stores inaugurated in the last 12 months.

Gross profit totaled R$ 1.5 billion, with gross margin of 16.0%, up +0.4pp. This growth is the result of the rapid maturation of the stores opened and the higher share of end customers.

Expenses corresponded to -9.5% of net revenue, reflecting the addition of sanitary protocols as a result of the pandemic, as well as the reinforcement of corporate back office teams on account of the spin-off from GPA.

4

After the conclusion of the spin-off process, we now hold approximately 18% interest in FIC (Financeira Itaú CBD) and recognize the equity income from this stake in our results. During the quarter, we had a positive impact of R$ 15 million.

Other operational expenses totaled only R$ 1 million, returning to pre-2020 levels.

Adjusted EBITDA totaled R$ 641 million, up 27.2%, and above gross revenue growth. Adjusted EBITDA margin stood at 6.8%, up +0.3pp, underlining the consistency of our operations and the successful expansion marked by the accelerated maturation of the new store base.

Growth with consistent profitability in the last 5 years

23.9%
CAGR
2017 - 2021
41.0%
CAGR
2017 - 2021
4,400
5,499
6,908
8,551
10,355
162 (1)
288
378
504
641
1Q17
1Q18
1Q19
1Q20
1Q21
Adjusted EBITDA
Gross Sales

| | | | | | |
|---|---|---|---|---|---|
| *Adj. EBITDA Margin*[2] | 4.0%[1] | 5.6% | 5.9% | 6.5% | 6.8% |

[1] Before IFRS16

[2] % Net Sales

FINANCIAL RESULT

Net financial expense, excluding the impact of interest on lease liabilities, was R$ 70 million, equivalent to -0.7% of net revenue, down 0.7pp year over year. Net financial result after IFRS 16 was an expense of R$ 134 million in the quarter, equivalent to -1.4% of net revenue.

This result is mainly due to the improvement in debt cost, which declined -41.4% (R$ 55 million). This decline, in turn, is due to the reduction of R$ 1 billion in average gross debt in 1Q21 compared to 1Q20 and the lower variation of CDI (0.48% in 1Q21 compared to 1.01% in 1Q20).

5

NET INCOME

Net income came to R$ 240 million, more than double the net income registered in the first quarter of 2020. Net margin reached 2.5%, an increase of +1.1pp from the same period last year, confirming the acceptance of the strategies adopted by the Company and the consistent operating and financial performance despite the challenging scenario.

Net income more than doubled in 1Q21 in relation to the same period last year

6

NET DEBT

To calculate the indicators in the table, the Company does not consider the lease liabilities related to IFRS 16.

| (R$ million) | 2021 | 2020 |
|---|---|---|
| **Short Term Debt** | **(1,864)** | **(1,253)** |
| Loans and Financing | (22) | (283) |
| Debentures | (1,842) | (1,030) |
| Instrumentos Financeiros- Hedge de valor justo CP | - | 60 |
| **Long Term Debt** | **(5,700)** | **(7,306)** |
| Loans and Financing | (950) | (573) |
| Debentures | (4,758) | (6,743) |
| Instrumentos Financeiros- Hedge de Valor Justo | 8 | 10 |
| **Total Gross Debt** | **(7,564)** | **(8,559)** |
| **Cash and Financial Investments** | **2,764** | 1,113 |
| **Net Debt** | **(4,800)** | **(7,446)** |
| **Adjusted EBITDA** [(1)] | **2,454** | **1,845** |
| On Balance Credit Card Receivables | 75 | 54 |
| **Net Debt incl. Credit Cards Receivable not discounted** | **(4,725)** | **(7,392)** |
| **Net Debt incl. Credit Cards Receivable not discounted / Adjusted EBITDA** [(1)] | **-1.93x** | **-4.01x** |

[(1)] EBITDA LTM before IFRS 16.

Net debt, which includes a balance of unsold receivables of R$ 75 million, totaled R$ 4.7 billion in the quarter, down R$ 2.7 billion (-36%) in relation to the same period in 2020. The net debt/Adjusted EBITDA ratio stood at -1.93x, reflecting the significant improvement in relation to the previous year (-4.01x).

Assaí’s business model enables strong operating cash flows and ensures its solid financial position, with cash balance of R$ 2.8 billion, equivalent to 1.48x its short-term gross debt.

7

INVESTMENTS

Gross investments in the quarter totaled R$ 165 million, reflecting the store expansion calendar, with a higher concentration of openings in the second half of the year. At present, 14 stores are under construction.

FINANCIAL SERVICES

In the quarter, we issued over 150,000 Passaí cards, with total cards issued reaching over 1.35 million. Passaí card offers a special value proposition, enabling consumers to buy products at our stores at the wholesale price right from the first unit. Moreover, we have noticed that the average ticket of purchases made using Passaí card is around 40% higher than the average ticket of purchases made using other payment methods.

We now recognize the equity income from our interest of about 18% in FIC in our results. In the quarter, we registered a positive impact of R$ 15 million, equivalent to 0.2% of net revenue.

8

ESG STRATEGY: COMMITMENT OF OUR BUSINESS TO OUR SOCIETY

For Assaí Atacadista, sustainability is a strategic premise of its business model, driven by its commitment to being an agent of change, as well as improving and innovating the way of doing business in order to build a more responsible and inclusive society.  Our operations are guided by Assaí's Sustainability and Governance Committee, one of the advisory committees to the Board of Directors entrusted with recommending the Company’s medium- and long-term sustainability strategy, which is sustained by 6 pillars:

1.	Management of Environmental Impacts: combat climate change, innovating and improving the environmental management of our businesses;
2.	Transformation in the Value Chain: co-build value chains committed to the environment and people;
3.	Conscientious Consumption and Supply: support the supply and raise awareness among consumers in choosing more sustainable products and behavior;
4.	Engagement with Society: be a mobilizing agent to promote more inclusive and fair opportunities;
5.	Integrated Management and Transparency: consolidate social, environmental and governance practices based on ethical and transparent relations with our stakeholders; and
6.	Valuing our People: be a reference in promoting diversity, inclusion and sustainability through employees.

This medium-term strategy resulted in the following notable initiatives in 1Q21:

•	Integrated Management and Transparency: socio-environmental strategy and materiality of Assaí, prioritizing the following issues: (i) Combat climate change and food waste; (ii) Offer sustainable and safe products; (iii) Positive work environment with opportunities for development; (iv) Diversity, inclusion and combating discrimination; (v) Development of sustainable practices across the supply chain; (vi) Strengthening of small entrepreneurs; and (vii) Governance, ethics, transparency and combating corruption.
•	Valuing our People: over 29% of our top management positions are held by women. Moreover, Assaí became a signatory to the Women Empowerment Principles, promoted by UN Women Brazil. With regard to inclusion and representativeness in terms of racial equality, currently 64% of our employees declare themselves as black and/or brown and 42% of them hold leadership positions (increase of +5.2pp comparing to 1Q20).
•	Management of Environmental Impacts: aligning our growth and expansion strategy with sustainable development, from 28 stores migrated to the free energy market in March 2020, we increased to 168 at the end of March this year (89% of total energy consumed). Moreover, we officialized the reduction of scope 1 and 2 carbon emissions (according to the GHG Protocol methodology) as one of the ESG indicators of variable compensation of our executives.
•	Engagement with Society: in light of the challenging scenario we are still facing and as a way to serve the communities where we operate, since the outbreak of the pandemic we have already donated over 1,000 tons of staple products to social institutions in all the regions across Brazil. Assaí reiterates its commitment and support to families in highly socially vulnerable situations, also implementing in 2021 food distribution initiatives in partnership with over 150 social institutions, which will total R$ 5.5 million and benefit over 100,000 families across Brazil.

9

ABOUT SENDAS S.A.

Assaí has been in the market since 1974 and, since March 2021, is the only pure cash & carry player listed on the São Paulo Stock Exchange (B3), under the ticker ASAI3. It is also listed on the New York Stock Exchange (NYSE) under the ticker ASAI. It currently operates in all the five regions of Brazil through 185 stores distributed across 23 states (including the Federal District), which represents sales area of over 813,000 m2. It is one of Brazil’s largest employers, employing more than 50,000 people, and welcomes 30 million customers at its stores every month. Assaí is one of the 20 most valuable brands in Brazil according to the annual ranking compiled by Interbrand and ranks 17th among the highest net revenue earners in the country.

EARNINGS RELEASE CONFERENCE CALL AND WEBCAST

Wednesday, May 5, 2021

10:00 a.m. (Brasília) | 9:00 a.m. (New York) | 2:00 p.m. (London)

Conference call in Portuguese (original language)

Telephone: +55 (11) 3181-8565 or +55 (11) 4210-1803

Webcast: click here.

Conference call in English (simultaneous translation)

Telephone: +1 412 717-9627 or +1 844 204-8942

Webcast: click here.

Replay: +55 (11) 3193-1012 or +55 (11) 2820-4012

Access code for audio in Portuguese: 9223138#

Access code for audio in English: 6414649#

The audio of the conference call will also be available at https://ri.assai.com.br/

INVESTOR RELATIONS CONTACTS

Gabrielle Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

E-mail: ri.assai@assai.com.br

Website: http://ri.assai.com.br

10

APPENDICES

OPERATIONAL INFORMATION

I – Stores and sales area

II – Sales breakdown

% of Gross Revenue

11

FINANCIAL INFORMATION

The following tables reflect the amounts shown in the quarterly financial information of Sendas Distribuidora and operations under the Assaí brand (Cash & Carry), which is how the Company started operating after the spin-off from GPA in 2021.

III – Income Statement (Cash & Carry)

12

IV – Income Statement (Sendas Distribuidora)

13

V – Balance Sheet

14

VI – Cash Flow

| (R$ million) | Cash & Carry 03.31.2021 | Cash & Carry 03.31.2020 | Sendas Distribuidora 03.31.2021 | Sendas Distribuidora 03.31.2020 |
|---|---|---|---|---|
| **Net income for the period** | **240** | **113** | **240** | **100** |
| Deferred income tax | 9 | (26) | 9 | (23) |
| Loss on disposal of fixed and intangible assets | 46 | 21 | 46 | 21 |
| Depreciation and amortization | 157 | 121 | 157 | 123 |
| Interests and exchange variation | 148 | 154 | 148 | 157 |
| Equity Income | (15) | - | (15) | 16 |
| Provision for legal proceedings | 1 | 2 | 1 | 2 |
| Share-based compensation | 3 | - | 3 | 2 |
| Reversal of provision for obsolescence/breakage | (31) | (10) | (31) | (10) |
| Gain on write-off of lease liabilities | (48) | (4) | (48) | (4) |
| Allowance for doubtful accounts | (1) | - | (1) | - |
| | **509** | **371** | **509** | **384** |
| **Variation of operating assets** | | | | |
| Trade receivables | (17) | (27) | (17) | (27) |
| Inventories | 334 | (311) | 334 | (310) |
| Taxes recoverable | 297 | (51) | 297 | (50) |
| Dividends received | - | - | - | 40 |
| Other assets | (54) | 4 | (54) | 4 |
| Related parties | 38 | 160 | 38 | 170 |
| Restricted deposits for legal proceedings | 1 | (1) | 1 | - |
| | **599** | **(226)** | **599** | **(173)** |
| **Variation of operating liabilities** | | | | |
| Trade payables | (927) | (565) | (927) | (570) |
| Payroll and charges | 39 | 23 | 39 | 23 |
| Taxes and social contributions payable | (146) | 68 | (146) | 64 |
| Other accounts payable | (52) | 17 | (52) | (38) |
| Legal proceedings | (4) | (1) | (4) | (1) |
| Deferred revenue | (58) | (42) | (58) | (42) |
| Taxes and social contributions paid | (179) | - | (179) | - |
| | **(1,327)** | **(500)** | **(1,327)** | **(564)** |
| **Net cash used in operating activities** | **(219)** | **(355)** | **(219)** | **(353)** |
| Acquisition of property and equipment | (174) | (294) | (174) | (294) |
| Increase Intangible assets | (3) | (4) | (3) | (4) |
| Sales of property and equipment | - | 1 | - | 1 |
| **Net cash used in investment activities** | **(177)** | **(297)** | **(177)** | **(297)** |
| **Cash flow from financing activities** | | | | |
| Increase of capital | - | 1 | - | - |
| Funding and refinancing | - | 203 | - | 203 |
| Payments of loans and financing | (275) | (245) | (275) | (245) |
| Lease liability payments | (97) | (71) | (97) | (71) |
| **Net cash used in financing activities** | **(372)** | **(112)** | **(372)** | **(113)** |
| Cash and cash equivalents at the beginning of the period | 3,532 | 1,863 | 3,532 | 1,876 |
| Cash and cash equivalents at the end of the period | 2,764 | 1,102 | 2,764 | 1,113 |
| **Net decrease in cash and cash equivalents** | **(768)** | **(761)** | **(768)** | **(763)** |

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.